UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **July 26, 2006**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**   **55413**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On July 26, 2006, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended June 30, 2006. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

99.1 Press Release dated July 26, 2006.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.



Date: July 27, 2006   By:_____
                                              Karen Park Gallivan
                              Its: Vice President, General Counsel and Secretary

Exhibit 99.1

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



GRACO

News Release

FOR IMMEDIATE RELEASE:
Wednesday, July 26, 2006

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD SECOND QUARTER RESULTS
NET SALES INCREASE 10 PERCENT
DILUTED NET EARNINGS PER SHARE INCREASE 18 PERCENT
YEAR-TO-DATE NET PROFIT MARGIN IS A RECORD 18.7 PERCENT

MINNEAPOLIS, MN (July 26, 2006) - Graco Inc. **(NYSE: GGG)** today announced second quarter net earnings of $41.3 million on net sales of $218.6 million – increases over the prior year of 16 percent and 10 percent, respectively. Diluted net earnings per share were $0.60 versus $0.51 last year, an 18 percent increase. For the first six months, Graco reported net earnings of $76.8 million on net sales of $410.8 million – increases over the prior year of 22 percent and 11 percent, respectively.

Second quarter and year-to-date 2006 results include $1.8 million and $3.3 million of after-tax costs and expenses for stock-based compensation, respectively due to the adoption of Statement of Financial Accounting Standards No. 123(R). There were no significant expenses for stock-based compensation last year. When compared to the second quarter of last year, exchange rate changes did not have a meaningful impact on this quarter's results.

Second quarter Industrial segment sales of $104.6 million increased 11 percent versus the same period last year. Sales increased in all three regions. In the Americas, sales were up 13 percent with strong gains in the finishing, process and protective coatings product categories. In Europe, sales were up 13 percent versus last year with increases across all of the major product categories and regions. In Asia Pacific, sales were 7 percent higher than last year.

When compared to the second quarter of 2005, Contractor Equipment segment sales of $96.5 million increased 8 percent with growth in all regions. The business continued to experience growth in the Americas, up 5 percent for the quarter, characterized by a combination of well-received new product introductions and growth in the professional paint stores and home center channel. In Europe, sales were up 12 percent as growth continued in all major regions this quarter. In Asia Pacific, sales were 42 percent higher than last year. Most of this growth is coming from China and Southeast Asia where Graco continues to focus on converting end users to airless spray and is leveraging its new products.

Second quarter sales for the Lubrication Equipment Division were $17.6 million, up 18 percent from last year. All of the major lubrication products, including electric fuel and oil pumps, are contributing to the growth this year.

On a geographic basis, business tempo remained solid in the second quarter. Second quarter sales in the Americas increased 9 percent to $144.4 million, led by double-digit growth in the Industrial and Lubrication segments. In Europe, net sales of $45.4 million were 12 percent higher than the second quarter of 2005. The Industrial and Contractor segments experienced double-digit volume growth in Europe in the second quarter. Sales rebounded nicely in Asia Pacific this quarter where net sales of $28.9 million were 14 percent higher than the second quarter of 2005.

More. . .

Graco's gross profit margin, expressed as a percentage of sales, was 53.5 percent for the quarter versus 51.6 percent for the same period last year. Last year's gross profit margin was reduced by approximately 120 basis points from the higher cost of inventory of acquired businesses. Despite higher material costs, the remaining portion of the improved gross margin was due to manufacturing cost improvements.

Graco's operating profit margin, expressed as a percentage of sales, was 29.2 percent for the second quarter, a 180 basis point improvement from the same quarter last year and the highest quarterly operating profit margin in company history. The improved operating profit margin, versus the same period last year, was driven by a higher gross profit margin.

Acquisition Update

Graco previously announced plans to close its facility in New Jersey and relocate its spray foam production from Vilanova, Spain, by the end of 2006 to enhance customer support and service while improving its cost structure. In the second quarter, Graco incurred approximately $1.5 million of the estimated $4 to $6 million of costs and expenses for actions related to these plans, and it is estimated that similar amounts will be incurred in each of the last two quarters of this year.

On July 11, 2006, Graco announced the acquisition of Lubriquip, Inc. with facilities in Warrensville Heights, Ohio, and Madison, Wisconsin. To leverage significant operational efficiencies, Graco will close both the Warrensville Heights and Madison facilities in 2007 and combine these operations with its existing Lubrication business at a separate facility located in Minnesota. It is estimated that the new facility and improvements will cost approximately $14 million. There will also be other costs and expenses related to these actions which will be discussed as they are incurred. Lubriquip will begin to contribute to Graco's sales and cash flow immediately.

"We are pleased to report another quarter of record performance in sales, earnings and earnings per share," said Chairman, President and Chief Executive Officer David A. Roberts. "When compared to the same periods in the prior year, this represents our seventeenth consecutive quarter of sales growth and it's the twelfth consecutive quarter where all three segments have reported higher sales. Our actions to improve the profitability and cash flow of Liquid Control and Gusmer are on track and we are pleased with the opportunities we have identified to improve the profitability of Lubriquip. In addition, our product development and distribution efforts are paying off with strong organic growth across all of our businesses and geographies. While the short cycle nature of our business provides us with a limited view of future product demand, as we head into the second half of 2006, we remain confident that we can achieve another year of record sales and earnings."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2005 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, July 27, 2006, at 11:00 AM EDT to discuss Graco's second quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:30 p.m. EDT on July 27, 2006, by dialing 800.405.2236, passcode 11065299, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through July 30, 2006.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands, except per share amounts)	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Net Sales	$218,632	$198,221	$410,848	$369,165
Cost of products sold	101,686	95,929	190,675	181,007
Gross Profit	116,946	102,292	220,173	188,158
Product development	7,538	6,615	14,750	12,859
Selling, marketing and distribution	30,524	28,272	58,466	54,679
General and administrative	15,056	13,061	28,477	25,109
Operating Earnings	63,828	54,344	118,480	95,511
Interest expense	189	508	314	847
Other expense, net	4	198	9	387
Earnings before Income Taxes	63,635	53,638	118,157	94,277
Income taxes	22,300	18,000	41,400	31,600
Net Earnings	$ 41,335	$ 35,638	$ 76,757	$ 62,677
Net Earnings per Common Share				
Basic	$0.61	$0.52	$1.12	$0.91
Diluted	$0.60	$0.51	$1.11	$0.89
Weighted Average Number of Shares				
Basic	68,121	68,959	68,275	69,016
Diluted	69,320	70,036	69,434	70,155

Segment Information

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands)	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Net Sales				
Industrial	$104,555	$ 93,775	$204,715	$181,644
Contractor	96,507	89,567	170,859	157,347
Lubrication	17,570	14,879	35,274	30,174
Consolidated	$218,632	$198,221	$410,848	$369,165
Operating Earnings				
Industrial / Automotive	$ 32,479	$ 24,700	$ 64,562	$ 46,664
Contractor	29,521	25,754	50,563	40,840
Lubrication	4,466	4,047	9,221	8,246
Unallocated Corporate Expense	(2,638)	(157)	(5,866)	(239)
Consolidated	$ 63,828	$ 54,344	$118,480	$ 95,511

All figures are subject to audit and adjustment at the end of the fiscal year.

The Consolidated Balance Sheets, Consolidated Statements of Cash Flow and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

###



July 27, 2006

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of July 26, 2006.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures